SIMPSON THACHER & BARTLETT

ICBC TOWER, 35TH FLOOR 3 GARDEN ROAD HONG KONG (852) 2514-7600

FACSIMILE (852) 2869-7694
DIRECT DIAL NUMBER +852-2514-7650	E-MAIL ADDRESS clin@stblaw.com

December 30, 2014

VIA EDGAR

Loan Lauren P. Nguyen, Special Counsel

Julie Griffith

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Bona Film Group Limited

Amendment No. 1 to Registration Statement on Form F-3

Filed October 14, 2014

File No. 333-195426

Dear Ms. Nguyen and Ms. Griffith:

On behalf of our client, Bona Film Group Limited, a company incorporated under the laws of the Cayman Islands (the “Company”), we hereby provide the Company’s responses to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission dated November 3, 2014 regarding the Company’s registration statement on Form F-3 filed on April 22, 2014, as amended on October 14, 2014 (the “Registration Statement”).

Set forth below are the Company’s response to each of the Staff’s comments contained in your letter dated November 3, 2014. The comments are retyped below for your ease of reference and are followed by the Company’s responses. The Company has included in the body of its responses, as applicable, proposed revisions to its disclosure in future filings. For illustrative purposes only, the Company has referred to the Registration Statement in explaining proposed revisions to the disclosure in future amendments to Form F-3 that will be filed by the

Leiming Chen Philip M.J. Culhane Daniel Fertig Anthony D. King Celia C.L. Lam Chris K.H. Lin Jin Hyuk Park Kathryn King Sudol Christopher K.S. Wong Resident Partners

SIMPSON THACHER & BARTLETT, HONG KONG IS AN AFFILIATE OF SIMPSON THACHER & BARTLETT LLP WITH OFFICES IN:
NEW YORK	BEIJING	HOUSTON	LONDON	LOS ANGELES	PALO ALTO	SÃO PAULO	SEOUL	TOKYO	WASHINGTON, D.C.

Company in due course. Therefore, unless otherwise indicated, each section number reference included in the responses below is to a location in the Registration Statement.

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Exhibit 5.1

1.                                      We note your response to our prior comment 3 and reissue in part. We further note that certain assumptions appear to be inappropriate to make in a qualified opinion at this time, including assumptions (d) and (i). Please have counsel revise to remove such assumptions and confirm that counsel will file an unqualified opinion that also omits assumptions (f), (h) and (l) at the time of each takedown of the securities pursuant to the registration statement. For guidance, please refer to Staff Legal Bulletin 19, available on our website at http://www.sec.gov/interps/legal/cfslb19.htm.

Conyers Dill & Pearman (“Conyers”), the Company’s counsel in Cayman Islands, has considered the comments from the Staff and respectfully submits as follows:

i.                  Conyers has removed the assumptions numbered as (d) and (i) in their opinion.  Please refer to Exhibit 5.1 to the revised registration statement filed on December 30, 2014 (the “Revised Registration Statement”).

ii.               Conyers has included the status of the shares to be sold by Skillgreat Limited as a registered shareholder in their opinion.

iii.            Conyers will file an opinion in the same form as the opinion filed on December 30, 2014 but which also omits the former assumptions (f), (h) and (l) at the time of each takedown of the securities pursuant to the Registration Statement, when the necessary corporate approvals to fix the terms of and to issue the securities have been obtained.

2.                                      With respect to the legality of the selling shareholder shares, please have counsel state that the shares are legally issued, fully paid and non-assessable.

Conyers has revised their legal opinion to state that the shares are validly issued, fully paid and non-assessable.  Please refer to Exhibit 5.1 to the Revised Registration Statement.

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Should you have any question regarding this response letter or the Revised Registration Statement, please contact me by phone at +852 2514-7650 (office) or +852 9198-4235 (cell) or by email at clin@stblaw.com or my colleague Asher Hsu by phone at +852 2514-7691 (office) or +852 6900-1590 (cell) or by email at ahsu@stblaw.com.

Very truly yours,

/s/ Chris K.H. Lin

Chris K.H. Lin

Enclosures

cc:                                Nicholas Qi

Bona Film Group Limited